Exhibit 99.1

Arco Reports Fourth Quarter and Full Year 2022 Results

In 2022 Arco delivered a 44% increase in revenues to R$1,775 million and a 50% increase in adjusted EBITDA to R$648 million; 2023 ACV confirmed at R$1,930 million, a 24% YoY growth

São Paulo, Brazil, March 30, 2023 – Arco Platform Limited, or Arco or the Company (Nasdaq: ARCE), today reported financial and operating results for the fourth quarter ended December 31, 2022.

We are happy and proud of what we have achieved in 2022. After two years of restrictions due to the COVID-19 pandemic, we resumed We are happy and proud of what we have achieved in 2022. After two years of restrictions due to the COVID-19 pandemic, we resumed our growth profile, delivering a 44% YoY revenue growth, and improved our profitability, increasing our adjusted EBITDA margin to 36.5% from 35.0% in 2021. We ended 2022 with a feeling of mission accomplished, as we went further to deliver our commitment to our customers, evolving significantly in the process. We integrated functions, areas and systems, simplifyed our structure and better allocated our resources. As a result, we delivered an adjusted EBITDA minus CAPEX margin of 27.1%, from 17.8% in 2022 and back to historical levels. Looking ahead, we concluded one more successful commercial cycle for the 2023 school year, resulting in a 24% YoY ACV growth to R$1,930 million, serving over 8 thousand schools and surpassing the mark of 2.6 million students. We will remain focused on improving our solutions and our structure, in order to continue growing in an even more sustainable and profitable way.

Ari de Sá Neto, CEO and founder

Note: Please see adjusted EBITDA reconciliation on page 15 and adjusted Net Income reconciliation on pages 15 and 16.

4Q22 and 2022 Highlights

•	Net revenue for the fourth quarter was R$679.3 million, a 47.4% YoY increase, with Core solutions totaling R$447.0 million (+39.1% YoY) and Supplemental solutions totaling R$232.3 million (+66.4% YoY). For 2022, net revenue increased 44.1% YoY to R$1,775.4 million, with Core solutions increasing 46.1% to R$1,367.7 million and Supplemental solutions increasing 37.7% to R$407.8 million. Excluding recent M&A activity1, net revenue increased 52.6% YoY in 4Q22 and 37.1% YoY in 2022 YoY.

•	Cash gross margin (gross margin excluding depreciation and amortization) was 78.1% in 4Q22 (versus 83.8% in 4Q21). For 2022, cash gross margin was 78.2% (versus 80.6% in 2021). Despite positive results from our integration and efficiency initiatives, costs in 2022 were impacted by: (i) non-recurring costs related to atypically late additional orders of pedagogical materials by our partner schools in 2Q22, as rush printing costs are on average 25% higher than regular printing costs and books were shipped using express tariffs and were delivered through more expensive shipping methods (air, dedicated trucks) and (ii) increased costs for printing our 2023 educational materials due to widespread price increase in the paper supply chain, affected by pulp and paper price increases around the globe.

•	Higher selling expenses excluding depreciation and amortization totaling R$148.5 million in 4Q22 (+27.4% YoY) and R$562.4 million (+41.7% YoY) in 2022 reflect (i) higher investments in commercial activities (identifying and developing leads and cross selling opportunities, enhancing pedagogical support to partner schools, and the resumption of in-person interactions and events, among others), which are key to fostering strong growth potential opportunities and capturing more market share over time in both our Core and Supplemental segments, and (ii) higher inflation for the period (mainly impacting travel expenses). Excluding recent M&A activities¹, selling expenses increased 33.2% in 4Q22 and 39.0% in 2022. As a result of the diligent cash collection process and Arco’s close relationship with partner schools, we were able to further improve the quality of receivables, resulting in a consistent decrease in allowance for doubtful accounts.

Allowance for doubtful accounts (R$M)	4Q22	4Q21	YoY	3Q22	QoQ	2022	2021	YoY
Allowance for doubtful accounts	6.3	10.1	-38%	(1.9)	n.a.	2.2	(26.6)	-108%
% of net revenue	0.9%	2.2%	-1.3p.p.	-0.8%	1.7p.p.	0.1%	-2.2%	2.3p.p.

•	General and administrative expenses (G&A) continue to decrease as a result of a more integrated back-office. In 4Q22, G&A expenses excluding depreciation and amortization were R$68.5 million (-2.0% YoY) and represented 10.1% of net revenue (versus 15.2% in 4Q21). Excluding recent M&A activities[1], G&A expenses were R$65.8 million (+3.0% YoY) in 4Q22. For 2022, G&A expenses excluding depreciation and amortization were R$277.6 million (-4.0% YoY) and represented 15.6% of net revenue (versus 23.5% in 2021). Excluding the effects of recent M&A activities¹, G&A expenses decreased 7.5% YoY in 2022 to R$260.0 million. Share-based compensation plan expenses decreased as a percentage of revenue in 2022, reaching 3.3% (versus 4.2% of revenue in 2021, excluding Geekie’s SOP2). From a G&A savings perspective, Arco surpassed its initial goal for the year by 59.7%, delivering G&A savings of R$74.5 million in 2022 (versus estimated R$46.7) as a result of the diligent execution of its integration agenda across main corporate areas.

1 Recent M&A activities refer to businesses acquired in 2021 (Me Salva, Eduqo, Edupass, COC, Dom Bosco) and 2022 (PGS, Mentes).

2 As part of the acquisition, Arco acquired Geekie’s management future stake in Geekie, resulting from the exercise of their existing SOP. The fair value of the SOP was calculated using the same valuation method as the accounts payable to selling shareholders for the acquisition of the remaining interest at the time, resulting in the final transaction price, which were updated quarterly for Geekie’s most recent fair value, until its effective settlement in 2022. As a result of Geekie’s strong commercial performance in 2021, its updated fair value impacted both the SOP (registered in the “Share-based compensation plan expenses” line) and accounts payable to selling shareholders. In 2021, such impact was R$37 million in the “Share-based compensation plan expenses” line.

•	Adjusted EBITDA was R$353.2 million in 4Q22 (+57.4% YoY), with an adjusted EBITDA margin of 52.0% (versus 48.7% in 4Q21). In 2022, adjusted EBITDA increased 50.3% YoY to R$647.7 million, and adjusted EBTIDA margin was 36.5% (versus 35.0% in 2021), within the guidance range we provided at the beginning of 2022.

•	Adjusted net income (loss) in 4Q22 was R$117.0 million, with an adjusted net margin of 17.2% (versus 19.3% in 4Q21), impacted by higher finance expenses and depreciation and amortization. For 2022, adjusted net income was R$65.2 million, with an adjusted net margin of 3.7% (versus 10.8% in 2021).

•	Stronger revenue recognition in Q4 and a higher percentage of Supplemental solutions in Arco’s ACV mix (which have a longer collection cycle than Core solutions) led to an increase in days of sales outstanding (DSO) to 176 days in 4Q22 (versus 163 days in 4Q21). Delinquency figures were stable, ending 4Q22 at 4.2% from 4.0% in 3Q22 and 4.5% in 4Q21.

Days of sales outstanding	Dec. 31, 2022	Dec. 31, 2021	YoY
Trade receivables (R$M)	942.1	680.4	38%
(-) Allowance for doubtful accounts	(85.2)	(87.1)	-2%
Trade receivables, net (R$M)	856.9	593.3	44%
Net revenue LTM pro-forma¹	1,775.4	1,328.3	34%
Adjusted DSO	176	163	8%

1) Calculated as net revenues for the last twelve months (for 2021 added to the pro forma revenues from businesses acquired in the period to accurately reflect the Company’s operations).

•	Arco’s corporate restructuring is ongoing and progressing as planned. Future incorporation processes include Escola da Inteligência (2023), Pleno (2023) and SAE Digital (2024). As we keep incorporating other businesses into CBE, we expect to capture additional tax benefits and therefore further reduce our effective tax rate, currently at 13.1% in 2022 (versus 17.8% in 2021).

Intangible assets - net balances (R$M)	Dec. 31, 2022	Dec. 31, 2021	YoY	Sep. 30, 2022	QoQ
Business Combination	2,893.8	2,992.2	-3.3%	2,922.5	-1.0%
Trademarks	471.8	488.7	-3.5%	479.6	-1.6%
Customer relationships	237.0	274.7	-13.7%	246.4	-3.8%
Educational system	206.9	242.0	-14.5%	215.7	-4.1%
Softwares	8.4	11.0	-23.6%	9.8	-14.3%
Educational platform	4.7	6.9	-31.9%	4.7	0.0%
Others¹	14.1	19.1	-26.2%	15.4	-8.4%
Goodwill	1,950.9	1,949.9	0.1%	1,950.9	0.0%
Operational	290.2	265.2	9.4%	279.8	3.7%
Educational platform²	188.3	192.0	-1.9%	178.1	5.7%
Softwares	76.7	61.7	24.3%	77.1	-0.5%
Copyrights	25.2	11.4	121.1%	24.6	2.4%
Customer relationships	-	0.1	-100.0%	0.1	-100.0%
TOTAL	3,184.0	3,257.4	-2.3%	3,202.2	-0.6%

Atua1) Non-compete agreements and rights on contracts. 2) Includes content development in progress.

Amortization of intangible assets (R$M)	4Q22	4Q21	YoY	3Q22	QoQ	2022	2021	YoY
Business Combination	(84.4)	(59.5)	41.8%	(79.2)	6.5%	(297.5)	(225.4)	32.0%
Trademarks	(8.0)	(7.3)	9.6%	(7.8)	2.6%	(31.4)	(26.6)	18.0%
Customer relationships	(8.7)	(9.7)	-10.3%	(9.7)	-10.3%	(37.0)	(34.6)	6.9%
Educational system	(8.8)	(9.4)	-6.4%	(8.9)	-1.1%	(36.4)	(33.7)	8.0%
Softwares	(0.7)	(0.5)	40.0%	(0.7)	0.0%	(2.8)	(2.6)	7.7%
Educational platform	(0.2)	(0.1)	100.0%	(0.2)	0.0%	(0.8)	(0.8)	0.0%
Others¹	(1.6)	(0.5)	220.0%	(1.4)	14.3%	(5.9)	(4.9)	20.4%
Goodwill	(56.4)	(31.9)	76.7%	(50.6)	11.4%	(183.2)	(122.2)	49.9%
Operational	(33.0)	(27.2)	21.3%	(34.2)	-3.4%	(125.8)	(89.0)	41.3%
Educational platform²	(20.4)	(19.8)	3.0%	(26.8)	-23.9%	(91.2)	(64.9)	40.5%
Softwares	(6.3)	(4.5)	40.1%	(5.6)	12.6%	(22.5)	(15.3)	47.1%
Copyrights	(6.1)	(2.0)	205%	(1.6)	278.5%	(11.4)	(8.0)	42.5%
Customer relationships	(0.2)	(0.9)	-75,5%	(0.2)	0%	(0.7)	(0.8)	-13,7%
TOTAL	(117.4)	(86.6)	35.6%	(113.4)	3.5%	(423.3)	(314.4)	34.6%

1) Non-compete agreements and rights on contracts. 2) Includes content development in progress.

Amortization of intangible assets (R$M)	Impacts P&L	Originates tax benefit	Amortization with tax benefit in 4Q22²
			Amortization	Tax benefit	Impact on net income
Business Combination			(64.6)	22.0	(42.6)
Trademarks	Yes	Yes²	(2.0)	0.7	(1.3)
Customer relationships	Yes	Yes²	(2.9)	1.0	(1.9)
Educational system	Yes	Yes²	(3.3)	1.1	(2.2)
Educational platform	Yes	Yes²	0.5	(0.2)	0.4
Others¹	Yes	Yes²	(0.5)	0.2	(0.4)
Goodwill	No	Yes²	(56.4)	19.2	(37.2)
Operational	Yes	Yes	(33.0)	11.2	(21.8)
TOTAL			(97.6)	33.2	(64.4)

1) Non-compete agreements and rights on contracts. 2) Amortizations are tax deductible only after the incorporation of the acquired business.

Amortization of intangible assets from business combination that generate tax benefit – breakdown by type (R$M)	Businesses with current tax benefit				Undefined²
	2023	2024	2025	2026+
Trademarks	27	27	27	318	66
Customer relationships	25	25	25	59	111
Educational system	27	27	27	106	32
Software license	-	-	-	-	11
Rights on contracts	1	1	1	2	1
Others	2	2	1	1	10
Goodwill	237	231	227	761	355
Total	319	313	308	1.247	587
Maximum tax benefit	108	106	105	424	199

Amortization of intangible assets from business combination that generate tax benefit – breakdown by solutions (R$M)	Businesses with current tax benefit				Undefined²
	2023	2024	2025	2026+
Geekie	42	42	42	279	-
NAVE	9	9	9	11	-
P2D3	89	89	89	364	-
Positivo, Conquista, PES English	170	170	168	593	-
Other Companies	9	3	-	-	-
Acquired companies not yet incorporated	N/A	N/A	N/A	N/A	587
Total	319	313	308	1.247	587
Maximum tax benefit	108	106	105	424	199

•	CAPEX in 4Q22 was R$44.8 million, or 6.6% of net revenue (versus 21.1% of net revenue in 4Q21). For 2022, CAPEX¹ totaled R$165.9 million, or 9.3% of net revenue (versus 17.2% of net revenue in 2021), below the guidance range of 10.0% to 12.0% of net revenue for full year 2022 we provided in 4Q21.

CAPEX (R$M)	4Q22	4Q21	YoY	3Q22	QoQ	2022	2021	YoY
Acquisition of intangible assets¹	42.8	46.6	-8.2%	27.0	58.5%	151.6	151.3	0.2%
Educational platform - content development	0.2	6.6	-97.0%	0.9	-77.8%	9.5	75.5	-87.4%
Educational platform - platforms & tech	35.9	25.0	43.6%	15.2	136.2%	93.6	23.2	303.4%
Software	2.8	13.2	-78.8%	7.7	-63.6%	37.3	43.6	-14.4%
Copyrights and others	3.9	1.8	116.7%	3.2	21.9%	11.2	9.0	24.4%
Acquisition of PP&E	2.0	50.5	n/a	3.9	-48.7%	14.3	60.1	-76,2%
TOTAL¹	44.8	97.1	216.1%	30.9	45.0%	165.9	211.4	-21.5%

1) For 2022 excludes R$14.2 million related to M&A payments (PGS’ and Mentes’ acquisition, being R$5.5 million in 1Q22 and R$8.7 million in 2Q22) from the accounting CAPEX of R$180.2 million.

•	Cash from operations for 4Q22 and 2022 was -R$42.8 million (from -R$138.4 million in 4Q21) and R$341.3 million (from R$138.2 million in 2021), respectively. For 2022, free cash flow to firm was R$121.6 million, R$267.4 million above the -R$145.8 million free cash flow to firm of 2021.

Free cash flow to firm (managerial)	2022	% of net revenue	2021	% of net revenue	YoY
Adjusted EBITDA	647.7	36.5%	430.9	35.0%	50.3%
(+/-) Non-cash adjustments	54.6	3.1%	6.4	0.5%	n.a
(+/-) Working capital	(361.0)	-20.3%	(299.1)	-24.3%	20.7%
(-) Income taxes paid	(53.7)	-3.0%	(72.6)	-5.9%	-26.0%
(-) CAPEX¹	(166.0)	-9.3%	(211.4)	-17.2%	-21.5%
Free cash flow to firm (managerial)	121.6	6.9%	-145.8	-11.8%	n.a

1) Excludes R$14.2 million related to M&A payments (PGS’ and Mentes’ acquisition, being R$5.5 million in 1Q22 and R$8.7 million in 2Q22) from the accounting CAPEX of R$180.2 million for 2022

•	Arco’s cash and cash equivalents plus financial investments position as of December 31st, 2022, was R$639.0 million, while financial debt and accounts payable to selling shareholders were R$2,696.3 million, resulting in a net debt of R$2,057.3 million.

1) Excludes Convertible notes: considers the conversion into equity of the convertible senior notes with no future disbursement of principal (US$150 M) issued on Nov 30, 2021. These notes mature in 7 years, on Nov 15, 2028, and bear interest at 8% per year fixed in Brazilian reais (R$66 M per year). 2) Amount subject to an arbitration process. Please reference Note 28 of the Financial Statements as of December 31st, 2022, for additional details.

•	Arco confirmed it’s 2023 ACV at R$1,930 million, a 24% organic growth versus 2022 ACV of R$1,560 million. Core solutions presented a 23% YoY growth and Supplemental content solutions grew 35% YoY. Retention rates remained consistent with historical trends and average price increase was 3 p.p. above inflation (inflation index IPCA for 2022 was 5.79%). Main highlights of this commercial cycle include: (i) COC: approximately 30% YoY growth and price increase 5p.p. above inflation; (ii) Geekie: over 40% YoY growth, being the leader in upselling within existing partner schools; (iii) Socioemotional solutions (Escola da Inteligência & Pleno): above 40% YoY growth, confirming the importance of socioemotional subjects being taught at our partner schools. Cross-selling was once again key to a successful commercial cycle for Supplemental content solutions, with 71% of Supplemental new school intake originating from cross-selling initiatives. For the 2023 school year, this led to a 3p.p. increase in the number of our Core students with at least one Supplemental content solution to 18% (from ~15% in 2022 school year), and referrals increased ~23x the lead conversion of Supplemental content solutions and reduced Core churn by 50%.

1) Calculated as % of 2022 ACV, includes Core and Supplemental.

2) Value of renewed contracts before accounting any price increases, upselling or organic variations.

3) Calculated as % of 2022 Renewed ACV.

•	Arco’s main priorities for 2023 include:

✓	Continue to improve our structure to better serve our clients;

✓	Use the power of our platform to sustain our high growth profile;

✓	Boost our cash flow generation through the capture of efficiencies and better capital allocation.

•	Arco has today released its 2022 ESG report, in which we update our initiatives and key ESG metrics. Main highlights of the year include:

✓	Impact on Education:

•	Number of students up 15% to 2.6 mm for the 2023 school year

•	Students approved in universities through SISU up 33%

•	Number of students impacted by Arco Institute up 423%

✓	Focus on People:

•	42% of women in leadership positions (vs. 41% in 2021)

•	35% of ethnical diversity (vs. 33% in 2021)

•	Voluntary turnover down 4.6 p.p. to 15.8% (vs. 20.4% in 2021)

•	e-NPS up 6 points to 62 (vs. 56 in 2021)

✓	Strong & Sustainable Structure:

•	100% of our paper is FSC certified and properly disposed and/or recycled

•	First Carbon Footprint measurement (scopes 1 & 2)

For further information, please see our 2022 ESG Report published on our ESG website (https://arcoeducacao.com.br/esg-en/).

Conference Call Information

Arco will discuss its fourth quarter 2022 results today, March 30, 2023, via a conference call at 5 p.m. Eastern Time (6 p.m. Brasilia Time). To access the call, please dial: +1 (412) 717-9627, +1 (844) 204-8942 or +55 (11) 4090-1621. For enhanced audio connection investors may connect through Web Phone (access code: 7636515).

An audio replay of the call will be available through April 5, 2023, by dialing +55 (11) 4118-5151 and entering access code 219191#. A live and archived Webcast of the call will be available on the Investor Relations section of the Company’s website at https://investor.arcoplatform.com/.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties, and assumptions, including with respect to the COVID-19 pandemic. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made based on the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain customers; our ability to increase the price of our solutions; our ability to expand our sales and marketing capabilities; general market, political, economic, and business conditions in Brazil or abroad; and our financial targets which include revenue, share count and other IFRS measures, as well as non-GAAP financial measures including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Margin, Taxable Income Reconciliation and Managerial Free Cash Flow.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Key Business Metrics

ACV Bookings: we define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year (we define “school year” for purposes of calculation of ACV Bookings as the twelve-month period starting in October of the previous year to September of the mentioned current year). We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related partner school.

Non-GAAP Financial Measures

To supplement the Company's condensed consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Managerial Free Cash Flow and which are non-GAAP financial measures.

We calculate Adjusted EBITDA as profit (loss) for the year (or period) plus/minus income taxes, plus/minus finance result, plus depreciation and amortization, plus/minus share of (profit) loss of equity-accounted investees, plus share-based compensation plan and restricted stock units, plus provision for payroll taxes (restricted stock units), plus/minus M&A related (gains) losses and expenses, plus non-recurring expenses and plus effects related to COVID-19 pandemic. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by Net Revenue.

We calculate Adjusted Net Income as profit (loss) for the year, plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, (v) non-compete agreement and (vi) software resulting from acquisitions), plus/minus changes in accounts payable to selling shareholders (which refers to changes in fair value of contingent consideration and accounts payable to selling shareholders—finance costs), plus interest income (expenses), net (which refers to interest expenses related to accounts payable to selling shareholders from business combinations adjusted by fair value), plus share-based compensation plan, restricted stock units and related payroll taxes (restricted stock units), plus/minus non-cash adjustments related to Derivatives and Convertible Notes, plus M&A expenses (expenses related to acquisitions, and legal services mainly due to International School arbitration), minus other changes to equity accounted on investees, plus non-recurring expenses, which are related to consulting expenses for Sarbanes-Oxley implementation, plus effects related to COVID-19 pandemic, which includes the revision of the Company’s estimated credit losses from its trade receivables based on expected increases in financial default and in unemployment rates in Brazil for the year and plus/minus changes in current and deferred tax recognized in statements of income applied to all adjustments to net income (which refers to tax effects of changes in deferred tax assets and liabilities recognized in profit or loss corresponding to financial instruments from acquisition of interests, tax benefit from tax deductible goodwill, share-based compensation and amortization of intangible assets).

For purposes of the calculation of Adjusted Net Income for the year ended December 31, 2021, we have excluded the following adjustments that we applied to the calculation of Adjusted Net Income for prior periods: (i) Interest income (expenses) linked to a fixed rate (we will maintain the adjustment for Interest income (expenses) that refers to adjustments by fair value); (ii) Foreign exchange effects on cash and cash equivalents and (iii) share of loss of equity accounted investees and. These adjustments will not be applied to the calculation of Adjusted Net Income going forward. We believe that eliminating these adjustments from our calculation of Adjusted Net Income for the year ended December 31, 2021 and going forward does not impact our investors’ ability to assess our results of operations. We have not retroactively restated Net Adjusted Income for the periods prior to 2021.

We calculate Managerial Free Cash Flow as Net Cash Flows from Operating activities, less acquisition of property and equipment, less acquisition of intangible assets, less M&A-related payments. We consider Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by operating activities and cash used for investments in property and equipment required to maintain and grow our business.

We understand that, although Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Managerial Free Cash Flow are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Managerial Free Cash Flow may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Investor Relations Contact

Arco Platform Limited IR@arcoeducacao.com.br https://investor.arcoplatform.com/

Arco Platform Limited
Consolidated statements of financial position
	December 31,	December 31,
(In thousands of Brazilian reais)	2022	2021
Assets
Current assets
Cash and cash equivalents	216,360	211,143
Financial investments	391,785	973,294
Trade receivables	856,887	593,263
Inventories	254,060	158,582
Recoverable taxes	67,166	38,811
Derivative financial instruments	-	301
Related parties	3,956	4,571
Other assets	82,515	66,962
Total current assets	1,872,729	2,046,927

Non-current assets
Financial investments	30,861	40,762
Derivative financial instruments	-	560
Related parties	-	6,819
Recoverable taxes	11,108	22,216
Deferred income tax	337,267	321,223
Other assets	78,038	57,534
Investments and interests in other entities	111,631	126,873
Property and equipment	59,031	73,885
Right-of-use assets	68,696	35,960
Intangible assets	3,184,047	3,257,360
Total non-current assets	3,880,679	3,943,192

Total assets	5,753,408	5,990,119

	December 31,	December 31,
(In thousands of Brazilian reais)	2022	2021
Liabilities
Current liabilities
Trade payables	182,748	103,292
Labor and social obligations	89,044	157,601
Lease liabilities	34,329	20,122
Loans and financing	102,873	228,448
Derivative financial instruments	3,693	-
Taxes and contributions payable	9,488	7,953
Income taxes payable	28,576	37,775
Advances from customers	16,079	35,291
Accounts payable to selling shareholders	1,060,746	799,553
Other liabilities	6,013	3,176
Total current liabilities	1,533,589	1,393,211

Non-current liabilities
Labor and social obligations	1,451	661
Lease liabilities	42,576	22,996
Loans and financing	1,833,956	1,602,879
Derivative financial instruments	110,154	223,561
Provision for legal proceedings	3,174	1,398
Accounts payable to selling shareholders	330,457	869,233
Other liabilities	621	946
Total non-current liabilities	2,322,389	2,721,674

Equity
Share capital	11	11
Capital reserve	2,009,799	2,203,857
Treasury shares	(8,205)	(180,775)
Share-based compensation reserve	95,008	90,813
Accumulated losses	(199,183)	(238,672)
Total equity	1,897,430	1,875,234

Total liabilities and equity	5,753,408	5,990,119

Arco Platform Limited
Consolidated statements of income

	Three-month period ended December 31,		Twelve months period ended December 31,
(In thousands of Brazilian reais, except earnings per share)	2022	2021	2022	2021

Revenue	679,331	460,834	1,775,427	1,232,074
Cost of sales	(188,074)	(94,413)	(500,526)	(294,407)
Gross profit	491,257	366,421	1,274,901	937,667

Operating expenses:
Selling expenses	(172,673)	(142,931)	(665,014)	(496,298)
General and administrative expenses	(86,607)	(82,482)	(338,262)	(328,643)
Other income (expenses), net	6,548	13,760	23,904	16,673
Operating profit	238,525	154,768	295,529	129,399

Finance income	(34,007)	48,805	445,237	91,212
Finance costs	(115,386)	(162,847)	(638,483)	(372,086)
Finance result	(149,393)	(114,042)	(193,246)	(280,874)

Share of loss of equity-accounted investees	(10,145)	(13,856)	(34,365)	(22,182)

Profit (loss) before income taxes	78,987	26,870	67,918	(173,657)
Income taxes - income (expense)
Current	(26,279)	(28,466)	(44,473)	(65,609)
Deferred	(30,073)	(4,219)	16,044	81,183
Total income taxes – income (expense)	(56,352)	(32,685)	(28,429)	15,574
Net profit (loss) for the year	22,635	(5,815)	39,489	(158,083)

Basic earnings (loss) per share – in Brazilian reais
Class A	0.40	(0.10)	0.71	(3.18)
Class B	0.40	(0.10)	0.71	(3.18)
Diluted earnings (loss) per share – in Brazilian reais
Class A	0.40	(0.10)	(1.49)	(3.18)
Class B	0.40	(0.10)	0.71	(3.18)

Weighted-average shares used to compute net (loss) profit per share:
Basic	55,902	56,459	55,931	49,701
Diluted	61,074	56,601	61,152	49,843

Arco Platform Limited
Consolidated statements of cash flows

Three-month period ended December 31,	Twelve months period ended December 31,

(In thousands of Brazilian reais)	2022	2021	2022	2021

Operating activities
Profit (loss) before income taxes	78,987	26,870	67,918	(173,657)
Adjustments to reconcile profit (loss) before income taxes to cash from operations
Depreciation and amortization	81,758	58,805	277,458	194,885
Inventory allowances	18,068	13,813	40,671	26,778
(Reversal) provision for expected credit losses	6,275	10,124	(2,247)	26,610
Gain on sale/disposal of property and equipment and intangible	620	686	430	908
Fair value change in derivative financial instruments	48,183	37,291	(106,379)	37,291
Fair value adjustment in accounts payable to selling shareholders	26,888	12,667	568	87,820
Share of loss of equity-accounted investees	10,145	13,856	34,365	22,182
Share-based compensation plan	8,819	12,812	35,571	70,127
Accrued interest on loans and financing	69,741	36,635	247,834	57,245
Interest accretion on accounts payable to selling shareholders	47,276	36,785	184,218	121,611
Income from financial investment	43,655	(11,014)	(19,461)	(25,930)
Interest on lease liabilities	1,134	1,434	4,422	4,795
Provision for legal proceedings	353	(186)	1,776	(149)
Provision for payroll taxes (restricted stock units)	1,236	(2,451))	2,024	235
Foreign exchange (income) expenses, net	(22,943)	(375)	(45,289)	1,772
Gain on changes of interest of investment	-	(14,022)	(17,712)	(14,022)
Other financial expense (income), net	170	(570)	(3,945)	(1,276)
	420,365	233,160	702,222	437,225
Changes in operating assets and liabilities
Trade receivables	(429,551)	(280,451)	(263,364)	(184,472)
Inventories	(47,424)	(43,873)	(122,609)	(62,212)
Recoverable taxes	(8,763)	(36,203)	(16,736)	(39,199)
Other assets	(3,391)	(41,571)	(28,601)	(62,802)
Trade payables	30,412	23,881	79,456	52,915
Labor and social obligations	(20,007)	(17,965)	6,062	(6,640)
Taxes and contributions payable	4,028	3,881	1,379	(2,590)
Advances from customers	10,348	28,239	(19,212)	11,665
Other liabilities	1,157	(7,454)	2,672	(5,724)
Cash from operations	(42,826)	(138,356)	341,269	138,166
Income taxes paid	(3,101)	(1,880)	(53,676)	(72,564)
Interest paid on lease liabilities	(395)	(773)	(3,991)	(3,294)
Interest paid on accounts payable to selling shareholders	(34,314)	(8,446)	(72,930)	(13,700)
Interest paid on loans and financing	(16,688)	(6,869)	(164,536)	(20,275)
Payments for contingent consideration	-	(3,505)	(70,687)	(3,837)
Payments of stock options - Geekie	-	-	(75,578)	-
Net cash flows (used in) generated from operating activities	(97,324)	(159,829)	(100,129)	24,496

Investing activities
Acquisition of property and equipment	(1,999)	(50,536)	(14,322)	(60,078)
Payment of investments and interests in other entities	-	1,487	(32)	(125,273)
Acquisition of subsidiaries, net of cash acquired	-	(764,849)	-	(795,905)
Payments of accounts payable to selling shareholders	-	(1)	(1,270)	(101,286)
Acquisition of intangible assets	(42,817)	(46,585)	(165,846)	(151,318)
Purchase of financial investments	(975,525)	(2,269,029)	(975,525)	(2,269,029)
Redemption of financial investments	1,193,198	1,627,469	1,537,243	1,963,256
Interest received from financial investments	16,548	10,119	49,153	40,641
Loans to related parties	-	5,000	(4,811)	5,000
Net cash flows (used in) generated from investing activities	189,405	(1,486,925)	424,590	(1,493,992)

Financing activities
Purchase of treasury shares	-	(65,945)	(53,139)	(200,751)
Payment of lease liabilities	(5,706)	(5,130)	(21,485)	(15,729)
Payment of accounts payable to selling shareholders	(177,528)	(174,499)	(309,682)	(193,954)
Cash received (payment) for financial derivatives	(2,474)	185,409	(2,474)	185,409
Loans and financing issued, net of costs	(78)	686,844	1,188,980	1,578,298
Loans and financing payments	(3,113)	(106,034)	(1,120,024)	(109,815)
Net cash flows (used in) generated from financing activities	(188,899)	520,645	(317,824)	1,243,458

Foreign exchange effects on cash and cash equivalents	(837)	14,918	(1,420)	12,771
Increase (decrease) in cash and cash equivalents	(97,655)	(1,111,191)	5,217	(213,267)

Cash and cash equivalents
At the beginning of the year	314,015	1,322,334	211,143	424,410
At the end of the year	216,360	211,143	216,360	211,143
Increase (decrease) in cash and cash equivalents	(97,655)	(1,111,191)	5,217	(213,267)

Arco Platform Limited
Reconciliation of Non-GAAP Measures Reconciliation of Adjusted EBITDA
	Three-month period ended December 31,		Twelve months period ended December 31,
(In thousands of Brazilian reais)	2022	2021	2022	2021

Net profit (loss) for the year	22,635	(5,815)	39,489	(158,083)
(+/-) Income taxes	56,352	32,685	28,429	(15,574)
(+/-) Finance result	149,393	114,042	193,246	280,874
(+) Depreciation and amortization	81,758	58,805	277,458	194,885
(+) Share of loss of equity-accounted investees	10,145	13,856	34,365	22,182
EBITDA	320,283	213,573	572,987	324,284
(+) Share-based compensation plan	17,583	23,749	58,328	87,790
(+) Share-based compensation plan and restricted stock units	8,819	12,812	35,571	70,127
(+) Provision for payroll taxes (restricted stock units)	8,764	10,937	22,757	17,663
(+) M&A expenses	14,779	(13,005)	7,743	16,050
(+) Non-recurring expenses	545	(339)	8,628	609
(+) Effects related to Covid-19 pandemic	-	425	-	2,121
Adjusted EBITDA	353,190	224,403	647,686	430,854

Revenue	679,331	460,834	1,775,427	1,232,074
EBITDA Margin	47.1%	46.3%	32.3%	26.3%
Adjusted EBITDA Margin	52.0%	48.7%	36.5%	35.0%

Reconciliation of Adjusted Net Income

	Three-month period ended December 31,
(In thousands of Brazilian reais)	2022	2021

Net profit (loss) for the period	22,635	(5,815)
(+) Share-based compensation plan	17,583	23,749
(+) Share-based compensation plan and restricted stock units	8,819	12,812
(+) Provision for payroll taxes (restricted stock units)	8,764	10,937
(+) M&A expenses	14,779	(13,005)
(+) Non-recurring expenses	545	(339)
(+) Effects related to Covid-19 pandemic	-	425
(+/-) Adjustments related to business combination	71,548	57,917
(+) Amortization of intangible assets from business combinations	32,829	27,844
(+/-) Changes in accounts payable to selling shareholders	26,888	12,667
(+) Interest expenses, net (adjusted by fair value)	11,831	17,406
(+/-) Non-cash adjustments related to derivative instruments and convertible notes	31,020	39,225
(+/-) Tax effects	(41,152)	(13,412)
Adjusted Net Income	116,958	88,745

Net Revenue	679,331	460,834
Adjusted Net Income Margin	17.2%	19.3%
Weighted average shares	55,902	56,902
Adjusted EPS	2.09	1.56

	Twelve month period ended December 31,
(In thousands of Brazilian reais)	2022	2021

Net profit (loss) for the year	39,489	(158,083)
(+) Share-based compensation plan	58,328	87,790
(+) Share-based compensation plan and restricted stock units	35,571	70,127
(+) Provision for payroll taxes (restricted stock units)	22,757	17,663
(+) M&A expenses	7,743	16,050
(+) Non-recurring expenses	8,628	609
(+) Effects related to Covid-19 pandemic	-	2,121
(+/-) Adjustments related to business combination	161,020	262,399
(+) Amortization of intangible assets from business combinations	114,339	103,194
(+/-) Changes in accounts payable to selling shareholders	568	87,820
(+) Interest expenses, net (adjusted by fair value)	46,113	71,385
(+/-) Non-cash adjustments related to derivative instruments and convertible notes	(126,890)	39,225
(+/-) Tax effects	(83,115)	(117,205)
Adjusted Net Income	65,203	132,906

Net Revenue	1,775,427	1,232,074
Adjusted Net Income Margin	3.7%	10.8%
Weighted average shares	55,931	49,701
Adjusted EPS	1.17	2.67

Reconciliation of Free Cash Flow

	Three-month period ended December 31,		Twelve months period ended December 31,
(In thousands of Brazilian reais)	2022	2021	2022	2021

Profit (loss) before income taxes	78,987	26,870	67,918	(173,657)
(+/-) Non-cash adjustments to reconcile Adj. EBITDA to cash from operations	341,378	206,290	634,304	610,882
(+/-) Working capital (Changes in assets and liabilities)	(463,191)	(371,516)	(360,953)	(299,059)
Cash from operations	(42,826)	(138,356)	341,269	138,166
(-) Income tax paid	(3,101)	(1,880)	(53,676)	(72,564)
(-) CAPEX	(44,816)	(97,121)	(180,168)	(211,396)
Free cash flow to firm	(90,743)	(237,357)	107,425	(145,794)
(-) Interest paid on loans and financings & lease liabilities	(17,083)	(7,642)	(168,527)	(23,569)
(-) Interest paid on accounts payable to selling shareholders	(34,314)	(8,446)	(72,930)	(13,700)
(-) Payments for contingent consideration	-	(3,505)	(70,687)	(3,837)
(-) Payments of stock options¹	-	-	(75,578)	-
Free cash flow	(142,140)	(256,950)	(280,297)	(186,900)
(-) M&A classified as Payments of stock options¹	-	-	75,578	-
(-) M&A classified as CAPEX²	-	-	14,208	-
(-) M&A classified as payments for contingent consideration³	-	3,505	70,687	3,837
Free cash flow (managerial)	(142,140)	(253,445)	(119,824)	(183,063)

1)	For 2022 considers R$75 million related to M&A payment booked as stock option plan expense (Geekie employees’ SOP).

2)	For 2022, considers R$14.2 million related to M&A payments (PGS’ and Mentes’ acquisition, being R$5.5 million in 1Q22 and R$8.7 million in 2Q22) from the accounting CAPEX of R$180.2 million.

3)	Related to M&A payment (difference between amount in the PPA and the final transaction amount calculated by the earn-out multiple related to the acquisition of subsidiaries).

	Three-month period ended December 31,		Twelve months period ended December 31,
(In thousands of Brazilian reais)	2022	2021	2022	2021

Free cash flow to firm	(90,743)	(237,357)	107,425	(145,794)
(+) M&A classified as CAPEX¹	-	-	14,208	-
Free cash flow to firm (managerial)	(90,743)	(237,357)	121,633	(145,794)

1)	For 2022, considers R$14.2 million related to M&A payments (PGS’ and Mentes’ acquisition, being R$5.5 million in 1Q22 and R$8.7 million in 2Q22) from the accounting CAPEX of R$180.2 million.

Reconciliation of Taxable Income
	Three months period ended December 31,		Twelve months period ended December 31,
(In thousands of Brazilian reais)	2022	2021	2022	2021

Profit (loss) before income taxes	78,987	26,870	67,918	(173,657)
(+) Share-based compensation plan, RSU and provision for payroll taxes¹	(844)	(5,469)	6,557	48,496
(+) Amortization of intangible assets from business combinations before incorporation¹	4,184	12,147	25,507	22,632
(+/-) Changes in accounts payable to selling shareholders¹	51,852	36,125	93,207	167,709
(+) Share of loss of equity-accounted investees	10,145	25,013	34,365	22,182
(+) Net income from Arco Platform (Cayman)	68,186	36,637	(44,041)	53,408
(+) Fiscal loss without deferred	1,689	4,270	17,022	13,205
(+/-) Provisions booked in the period	(80,366)	37,846	(50,953)	47,627
(+) Tax loss carryforward	(10,301)	(43,472)	158,591	125,567
(+) Others	7,928	24,149	31,571	42,017
Taxable income	131,460	154,115	339,744	369,185

Current income tax under actual profit method	(44,696)	(52,399)	(115,513)	(125,522)
% Tax rate under actual profit method	34.0%	34.0%	34.0%	34.0%
(+) Effect of presumed profit benefit	-	-	-	3.266
Effective current income tax	(44.696)	(52.399)	(115.513)	(122.256)
% Effective tax rate	34,0%	34,0%	34,0%	32,5%
(+) Recognition of tax-deductible amortization of goodwill and added value²	19,712	11,361	64,272	44,163
(+/-) Other additions (exclusions)	(1,295)	12,573	6,768	12,485
Effective current income tax accounted for goodwill benefit	(26,279)	(28,466)	(44,473)	(65,609)
% Effective tax rate accounting for goodwill benefit	20.0%	18.5%	13.1%	17.8%

1)	Temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base that will yield amounts that can be deducted in the future when determining taxable profit or loss.

2)	Added value refers to the fair value of intangible assets from business combinations.